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02022457

SEC... ...TES
...NGE COMMISSION
Washing... ...C. 20549

SEC FILE NUMBER
8-29657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION
MAY 06 2002
WASH. D.C. 155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROFESSIONAL INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 MAIN PLACE
(No. and Street)

WINFIELD, (City) KANSAS (State) 67156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON H. EHLING 620-221-9570
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BASSFORD, KENT RANDALL
(Name — *if individual, state last, first, middle name*)

800 MAIN PLACE, SUITE 301 WINFIELD KS 67156
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Don H. Ehling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Investment Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Don H Ehling
Signature

President
Title

Kristine L. Moore
Notary Public

KRISTINE L. MOORE
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 1-30-05

This report** contains (check all applicable boxes):.

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENT R. BASSFORD
CERTIFIED PUBLIC ACCOUNTANT
800 Main Place
Winfield, Kansas 67156
(316) 221-6241

May 2, 2002

Professional Investment Services, Inc.
800 Main Place
Winfield, Kansas 67156

I have audited the statement of financial condition of Professional Investment Services, Inc. (an "S" Corporation) as of December 31, 2001, and the related statements of income, changes in stockholders equity and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as I considered necessary in the circumstances.

In my opinion, the financial statements examined by me present fairly the financial position of Professional Investment Services, Inc. at December 31, 2001, the result of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles. There are no liabilities subordinated to claims of general creditors.

Also, I have examined the supplementary schedules and in my opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Kent R. Bassford
Certified Public Accountant

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	27,064 [0200]		27,064 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	30,074 [0295]		
	B. Other	7,809 [0300]	212 [0550]	38,095 [0810]
3.	Receivables from non-customers	[0355]	6,000 [0600]	6,000 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		[0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			

	B. Other securities	[0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	[0890]
	A. Exempted securities	[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	7,467 [0680]	7,467 [0920]
11.	Other assets		[0535]	17,332 [0735]	17,332 [0930]
12.	**TOTAL ASSETS**		64,947 [0540]	32,919 [0740]	95,958 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	12,013 [1205]	[1385]	12,013 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]

from outsiders

[0990]

C. Pursuant to secured demand note collateral agreements: [1420] [1730]

1. from outsiders

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value [1430] [1740]

E. Accounts and other borrowings not qualified for net capital purposes [1220] [1440] [1750]

20.	TOTAL LIABLITIES	12,013 [1230]	[1450]	12,013 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	22,640 [1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	61,305 [1794]

E.	Total	83,945 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	83,945 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	95,958 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/01 [3932] Period Ending 12/31/01 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	1,608 [3935]
	b.	Commissions on listed option transactions	-0- [3938]
	c.	All other securities commissions	164,514 [3939]
	d.	Total securities commissions	166,122 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		194,474 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		280,066 [3995]
9.	Total revenue		640,662 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	30,000 [4120]
11.	Other employee compensation and benefits	49,495 [4115]
12.	Commissions paid to other broker-dealers	383,665 [4140]
13.	Interest expense	[4075]

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		7,760 [4195]
15.	Other expenses		186,320 [4100]
16.	Total expenses		657,240 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(16,578) [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(16,578) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☒ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SOUTHWEST SECURITIES, INC. [4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		83,945 [3480]
2.	Deduct ownership equity not allowable for Net Capital		-0- [3490]
3.	Total ownership equity qualified for Net Capital		83,945 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0- [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	-0- [3525]
5.	Total capital and allowable subordinated liabilities		83,945 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	32,919 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	32,919 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions		51,026 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		

A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	[3740]
10.	Net Capital		51,026 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	801 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	46,026 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	49,825 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		12,013 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	-0- [3830]
19.	Total aggregate indebtedness		12,013 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 23% [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	N/A [4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			96,883 [4240]
	A.	Net income (loss)		(16,578) [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	(19,000) [4270]
2.	Balance, end of period (From item 1800)			61,305 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		N/A [4300]
	A.	Increases	N/A [4310]
	B.	Decreases	N/A [4320]
4.	Balance, end of period (From item 3520)		N/A [4330]

PROFESSIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Operations (Loss)	$	(16,578)
Add Items Not Requiring Cash Outlay Depreciation		3,955
Net (Increase) Decrease in Other Assets		(1)
Net (Increase) Decrease in Receivables		56,518
Net Increase (Decrease) in Accounts Payable		(7,410)
Net Cash Provided/(Used) by Operations	$	36,484
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend Distributions	$	(19,000)
NET INCREASE/ (DECREASE) IN CASH	$	17,484
CASH AT BEGINNING OF YEAR		9,580
CASH AT END OF YEAR	$	27,064

NOTE:

Total interest paid during the fiscal year ending December 31, 2001was $0. The corporation is an "S" Corporation and pays no income taxes.

The accompanying notes to Financial Statements are an integral part of this statement.

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the company are as follows:

Operations- The company was formed September 23, 1983 and was operated as a sole proprietorship until the entity was incorporated as of October 1, 1984. The company is a non-clearing broker and as such does not handle any customer securities. All customer transactions are handled by Southwest Securities, Inc.

Accounting- The company maintains its books on a modified accrual method of accounting.

Cash & Cash equivalents consist of all savings accounts and checking accounts owned by Professional Investment Services, Inc.

2. CASH

Cash consists of the following:

Cash in Bank-Checking Account	$ 27,039.00
Petty Cash	25.00
	$ 27,064.00

3. RECEIVABLES

Receivables as of December 31, 2001 consist of the following:

Accounts Receivable	$ 30,074.00
Accounts Receivable from Non-customers	8,021.00
	$ 38,095.00

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Cost	Accumulated Depreciation	Book Value
Office Furniture and Equipment	$ 79,820	$ 74,360	$ 5,460
Leasehold Improv.	2,584	577	2,007
	$ 82,404	$ 74,937	$ 7,467

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2001

4. PROPERTY AND EQUIPMENT (Cont.)
The equipment is being depreciated under Various Methods using a 5 year life. Leasehold improvements are being amortized over 40 years using the straight-line method. Depreciation expense for the fiscal year ended December 31, 2001 was $3,955.00.

5. INCOME TAXES
Professional Investment Services, Inc. has elected to be taxed as a sub-chapter S corporation, therefore, no income taxes are accrued on the corporation since any liability for income taxes will be the liability of the stockholders.

6. ACCOUNTS PAYABLE
Accounts payable and accrued liabilities consist of the following:

Account Payable-Trade	$ 9,195.00
Account Payable-accrued expenses	1,441.00
Accrued payroll taxes	1,377.00
	$12,013.00

7. RECONCILIATION WITH QUARTERLY REPORTS

	Net Earnings/(Loss	Owners Equity
As shown on quarterly Reports	$ (16,578)	$ 99,545
Adjustment	-	(15,600.00)
As shown per Audit	$ (16,578)	$ 83,945

8. COMPENSATED ABSENCES PAYABLE
The amount of compensated absences payable cannot be reasonably estimated.

9. COMMON STOCK
100,000 shares common stock authorized with a par value of $1.00. 22,640 shares are issued and outstanding.

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2001

10. SIMPLIFIED EMPLOYEE PENSION

Professional Investment Services, Inc. set up Simplified Employee Pension plans for the year ended December 31, 1997. Benfits are 100% vested immediately. Contributions to the plan are at the discretion of the Board of Directors. Total contributions for YE 12-31-01 were $2,569.09

11. ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.

12. FAIR MARKET VALUE DISCLOSURE

Accounts receivable and accounts payable account balances as of 12-31-01 approximate fair market value.

13. PENDING LITIGATION

Professional Investment Services, is engaged in an arbitration hearing.
The Claimant has alledged that Professional Investment Services, Inc. and all other respondents named in the arbitration hearing are liable for actual damages amounting to $175,000.00 in addition to damages based upon the earnings the claimant should have earned. At this time, it is much too early in the discovery process to predict the outcome of this matter. Therefore, a contingent liablilty has not been booked due to the uncertainty of the final outcome.

14. GOING CONCERN STATUS

It is very likely that the "going concern" status of Professional Investment Services, Inc. will be jeopardized if the arbitration hearing mentioned above is successful for the claimant.

PROFESSIONAL INVESTMENT SERVICES, INC.

REPORT ON FINANCIAL STATEMENTS

December 31, 2001

Prepared By
KENT BASSFORD
Certified Public Accountant
Winfield, Kansas